Commission File Number
001-32839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: January 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Avid Bioservices, Inc.

Full Name of Registrant

Former Name if Applicable

14191 Myford Road

Address of Principal Executive Office (Street and Number)

Tustin, California 92780

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in a Current Report on Form 8-K, filed by Avid Bioservices, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on March 6, 2024, on February 29, 2024, the Company received an acceleration notice (the “Acceleration Notice”) from a holder of its 1.250% Exchangeable Senior Notes due 2026 (the “2026 Notes”). The Acceleration Notice stipulated, among other things, that (i) the Company did not remove the restrictive legend on the 2026 Notes by March 17, 2022 as required under the indenture governing the 2026 Notes (the “2026 Notes Indenture”), (ii) due to such failure, additional interest has accrued thereafter at a rate of 0.50% per annum (the “Additional Interest”), (iii) such Additional Interest had not been paid by the Company as of the date of the Acceleration Notice, which constitutes an event of default under the 2026 Notes Indenture (the “Event of Default”), and (iv) such holder is the beneficial owner of at least 25% in aggregate principal amount of the outstanding 2026 Notes and therefore has the right to accelerate all of the 2026 Notes. As a result of the Event of Default, such holder declared 100% of the principal of, and accrued and unpaid interest on, the 2026 Notes to be due and payable immediately.

The Company did not receive any notices and was not otherwise made aware of the Event of Default prior to receipt of the Acceleration Notice, and did not have an opportunity to cure the Event of Default at the time of receipt of the Acceleration Notice.

In connection with the Event of Default, the Company undertook an evaluation as to whether certain of the financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarterly fiscal periods ended October 31, 2022, January 31, 2023, July 31, 2023 and October 31, 2023, and in its Annual Report on Form 10-K for the fiscal year ended April 30, 2023 (the “FY 2023 10-K” and collectively with the foregoing Form 10-Qs, the “Relevant Reports” and the periods covered by the Relevant Reports, the “Relevant Periods”) should no longer be relied upon as a result of:

•	the classification of the 2026 Notes as long-term liabilities on the applicable balance sheets within the Relevant Reports following the Event of Default; and
•	the failure to reflect the Additional Interest in such financial statements (which Additional Interest, in the aggregate, was approximately $1.4 million through February 29, 2024).

On March 11, 2024, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) determined, based on management’s recommendation and after consultation with Ernst & Young LLP, the Company’s independent registered public accounting firm, that as a result of the classification of the 2026 Notes as long-term liabilities, the consolidated financial statements included in the Relevant Reports should no longer be relied upon.

In light of the foregoing, the Company must restate the impacted financial statements and file such restated financial statements with the SEC before it can file its Quarterly Report on Form 10-Q for the quarterly fiscal period ended January 31, 2024.

2

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel R. Hart	(714)	508-6100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the third quarter of fiscal 2024 were $33.8 million, representing an 11% decrease as compared to revenues of $38.0 million recorded in the same prior year period and a 33% increase as compared to revenues of $25.4 million recorded in the second quarter of fiscal 2024. For the first nine months of fiscal 2024, revenues were $96.9 million, a decrease of approximately 11% compared to $109.5 million in the same prior year period. The decrease in revenues for the third quarter and nine months ended January 31, 2024 compared to the same prior year periods was primarily attributed to fewer manufacturing runs and a reduction in process development services from early-stage customers. Additionally, the first nine months revenues were also impacted by a reduction of revenue for changes in estimated variable consideration under a contract where uncertainties have been resolved.

Gross profit for the third quarter of fiscal 2024 was $2.4 million (7% gross margin), compared to $9.8 million (26% gross margin) in the third quarter of fiscal 2023 and a gross loss of $4.7 million (negative 18% gross margin) in the second quarter of fiscal 2024. Gross profit for the first nine months of fiscal 2024 was $1.8 million (2% gross margin), compared to a gross profit of $23.1 million (21% gross margin) for the same period during fiscal 2023. The decrease in gross margin for the three and nine months ended January 31, 2024 compared to the same prior year periods was primarily driven by fewer manufacturing runs, a reduction in process development services from early-stage customers, and an increase in our costs related to expansions of both the Company’s capacity and technical capabilities.  Gross margins during the nine months ended January 31, 2024, were also impacted by a reduction of revenue for changes in estimated variable consideration under a contract where uncertainties have been resolved, a terminated project relating to the insolvency of one of the Company’s smaller customers, and a delay in the ability to recognize revenues of a customer product pending the implementation of a process change.

Selling, general and administrative (“SG&A”) expenses for the third quarter of fiscal 2024 were $6.4 million, a decrease of 10% compared to $7.1 million recorded for the third quarter of fiscal 2023 and a decrease of 3% compared to $6.6 million recorded for the second quarter of fiscal 2024. SG&A expenses for the first nine months of fiscal 2024 were $19.2 million, a decrease of approximately 6% compared to $20.3 million recorded in the same prior year period. The decrease in SG&A for both the three and nine months ended January 31, 2024 compared to the same prior year periods was primarily due to decreases in compensation and benefit related expenses, and consulting fees.

Operating loss for the third quarter of fiscal 2024 was $4.0 million, a decrease compared to operating income of $2.7 million recorded for the third quarter of fiscal 2023 and an increase compared to an operating loss of $11.2 million recorded for the second quarter of fiscal 2024. Operating loss for first nine months of fiscal 2024 was $17.4 million compared to operating income of $2.8 million for the first nine months of fiscal 2023. The decrease in operating income for the three and nine months ended January 31, 2024 compared to the same prior year periods was driven by a decrease in gross profit partially offset by reduced SG&A.

3

Avid Bioservices, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 12, 2024	By	/s/ Daniel R. Hart
Daniel R. Hart
Chief Financial Officer

4